Exhibit 99.1

Alexco Announces Closing of US$6.5 Million Bought Deal Equity Financing

VANCOUVER, June 7, 2019 /CNW/ - Alexco Resource Corp. (NYSE AMERICAN: AXU; TSX: AXR) ("Alexco" or the "Company") is pleased to announce that it has closed the previously announced bought deal equity financing (the "Offering") led by Cantor Fitzgerald Canada Corporation as sole bookrunner and sole underwriter (the "Underwriter"). The Company has issued 6,500,000 common shares (the "Offered Shares") at a price of US$1.00 for gross proceeds of US$6,500,000.

The Company paid the Underwriter a commission equal to 7.0% of the gross proceeds of the Offering, plus issued non-transferable common share purchase warrants in an amount equal to 4.0% of the number of Offered Shares sold in the Offering (the "Underwriter Warrants"). Each Underwriter Warrant shall entitle the Underwriter to purchase one common share of the Company at an exercise price of US$1.00 for 12 months from the Closing Date.

The Company intends to use the net proceeds of the offering to fund continuing development of the Keno Hill Silver Project and for general corporate and working capital purposes.

The Offering was completed by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. base shelf prospectus included in the Company's registration statement on Form F-10 (SEC File No. 333-227024) (the "Registration Statement") filed under the Canada/U.S. multi-jurisdictional disclosure system.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the Offering and anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development, mining, environmental services and remediation and reclamation  activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be fulfilled in a timely manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2019/07/c7517.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: kcordero@alexcoresource.com

CO: Alexco Resource Corp.

CNW 09:03e 07-JUN-19